Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
SETS RECORD AND MEETING DATE FOR ANNUAL GENERAL
AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – March 11, 2013

Precision Drilling Corporation (“Precision”) announced today that April 3, 2013 is the Record Date for the determination of shareholders entitled to receive notice and to vote at Precision’s Annual General and Special Meeting of Shareholders.  The Annual General and Special Meeting of Shareholders will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta commencing at 3:00 p.m. MT on Wednesday, May 8, 2013.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com